United States securities and exchange commission logo





                              October 20, 2020

       Paraq Saxena
       Chief Executive Officer
       Eucrates Biomedical Acquisition Corp.
       250 W. 55th Street, Suite 13D
       New York, New York 10019

                                                        Re: Eucrates Biomedical
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 15,
2020
                                                            File No. 333-249333

       Dear Mr. Saxena:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2020 letter.

       Form S-1/A filed October 15, 2020

       Exhibit 4.4

   1. We note that the Form of Warrant Agreement filed as Exhibit 4.4 provides that the validity,
interpretation, and performance of the Warrant Agreement shall be brought and enforced in the courts
of the State of New York or the United States District Court for the
                                                        Southern District of
New York, and irrevocably submits to such jurisdiction,    which
                                                        jurisdiction shall be
exclusive.    If this provision requires investors in this offering to
                                                        bring any such action,
proceeding or claim in the courts of the State of New York or the
                                                        United States District
Court for the Southern District of New York, please disclose such provision in your
registration statement, and disclose whether this provision applies to actions arising under
the Securities Act or Exchange Act. If the provision applies to
 Paraq Saxena
Eucrates Biomedical Acquisition Corp.
October 20, 2020
Page 2
      actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure clearly and prominently describing the provision, describing any risks or other impacts on investors, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the Warrant Agreement states this clearly.
Exhibit 5.1

2. We note that your legal opinion, filed as Exhibit 5.1, opines on the legality of the ordinary shares issuable upon the exercise of your warrants. We also note that you have not registered the ordinary shares issuable upon the exercise of your warrants on this registration statement. Please revise accordingly.
       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Martin James,
Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNameParaq Saxena
                                                            Division of
Corporation Finance
Comapany NameEucrates Biomedical Acquisition Corp.
                                                            Office of
Manufacturing
October 20, 2020 Page 2
cc:       Daniel Forman
FirstName LastName